INTERIM CONSOLIDATED FINANCIAL STATEMENTS

THREE AND SIX MONTHS ENDED JUNE 30, 2010

(Expressed in Canadian Dollars, unless otherwise stated)

CONTINENTAL MINERALS CORPORATION
Interim Consolidated Balance Sheets
(Unaudited - Expressed in Canadian Dollars)

	June 30	December 31
	2010	2009
		(audited)

Assets

Current assets
Cash and cash equivalents	$19,594,547	$23,768,879
Amounts receivable	88,160	211,311
Amounts due from related parties (note 8)	23,771	284,713
Prepaid expenses and deposits	229,782	227,871
	19,936,260	24,492,774

Mineral property interests (note 5)	114,322,309	112,327,309
Equipment (note 4)	137,350	217,227
Investments	1	1
	$134,395,920	$137,037,311

Liabilities and Shareholders' Equity

Current liabilities
Accounts payable and accrued liabilities	$3,519,131	$3,500,045
Amounts due to related parties (note 8)	188,747	554,931
Current portion of long-term payable	532,300	525,500
	4,240,178	4,580,476

Future income tax liabilities	28,725,000	27,670,000

Shareholders' equity
Share capital (note 7(b))	200,083,418	198,614,791
Contributed surplus (note 7(d))	14,197,501	11,632,553
Deficit	(112,850,177)	(105,460,509)
	101,430,742	104,786,835
Commitments and contingencies (note 9)
Subsequent events (note 10)
	$134,395,920	$137,037,311

See accompanying notes to the interim consolidated financial statements

Approved by the Board of Directors

/s/ David J. Copeland	/s/ Rene G. Carrier

David J. Copeland	Rene G. Carrier
Director	Director

CONTINENTAL MINERALS CORPORATION
Interim Consolidated Statements of Operations and Comprehensive Loss
(Expressed in Canadian Dollars except for number of shares

	Three months ended June 30		Six months ended June 30
	2010	2009	2010	2009
Expenses
Amortization	$368	$20,395	$733	$40,138
Consulting	–	3,351	84,250	8,285
Exploration and development (note 6)	2,142,152	2,618,879	3,703,168	5,580,937
Insurance	31,352	49,926	58,198	86,935
Interest income	(35,169)	(26,047)	(64,424)	(41,357)
Legal, accounting and audit	153,059	399,508	240,294	612,770
Office and administration	542,833	976,015	901,025	2,072,499
Shareholder communication	47,018	69,136	68,038	117,710
Stock based compensation (note 7(c))	867,990	1,297,834	1,660,783	1,628,287
Travel and conference	39,345	102,711	134,370	180,943
Trust and filing	4,368	28,892	63,931	41,580
Loss before the following	3,793,316	5,540,600	6,850,366	10,328,727
Foreign exchange loss (gain) related to future income tax liability	1,365,000	(2,634,000)	554,789	(1,713,000)
Foreign exchange loss (gain)	(52,182)	(370,466)	(15,487)	(199,449)
Loss and comprehensive loss for the period	$5,106,134	$2,536,134	$7,389,668	$8,416,278

Basic and diluted loss per share	$(0.03)	$(0.02)	$(0.05)	$(0.07)

Weighted average number of common shares outstanding	153,014,213	129,053,041	152,883,441	129,053,041

Consolidated Statements of Deficit
(Expressed in Canadian Dollars)

	Three months ended June 30		Six months ended June 30
	2010	2009	2010	2009
Deficit, beginning of period	$(107,744,043)	$(100,152,075)	$(105,460,509)	$(94,271,931)
Loss for the period	(5,106,134)	(2,536,134)	(7,389,668)	(8,416,278)
Deficit, end of period	$(112,850,177)	$(102,688,209)	$(112,850,177)	$(102,688,209)

See accompanying notes to the interim consolidated financial statements

CONTINENTAL MINERALS CORPORATION
Interim Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

	Three months ended June 30		Six months ended June 30
Cash provided by (used for)	2010	2009	2010	2009

Operating activities
Loss for the period	$(5,106,134)	$(2,536,134)	$(7,389,668)	$(8,416,278)
Items not involving cash
Amortization	41,108	57,852	83,219	121,866
Unrealized foreign exchange (gain) loss	1,404,498	(3,476,531)	652,408	(2,270,000)
Stock-based compensation	867,990	1,297,834	1,660,783	1,628,287
Changes in non-cash operating working capital
Amounts receivable	194,865	424,991	123,151	355,708
Prepaid expenses	12,576	55,032	(1,911)	160,396
Accounts payable and accrued liabilities	191,363	(1,347,478)	19,086	(1,410,549)
Amounts due to and from related parties	(4,417)	(24,113)	(105,242)	563,910
Cash used for operating activities	(2,398,151)	(4,804,280)	(4,958,174)	(8,764,660)

Investing activities
Acquisition of equipment	(911)	(2,668)	(3,342)	(5,078)
Cash used for investing activities	(911)	(2,668)	(3,342)	(5,078)

Financing activities
Issuance of share capital for cash	494,997	–	877,792	–
Cash provided by financing activities	494,997	–	877,792	–

Foreign exchange gain (loss) related to cash held in foreign currencies	(15,098)	744,267	(90,608)	502,000

Decrease in cash and cash equivalents	(1,919,163)	(4,062,681)	(4,174,332)	(8,267,738)
Cash and cash equivalents, beginning of period	21,513,710	11,300,892	23,768,879	15,263,682

Cash and cash equivalents, end of period	$19,594,547	$6,493,944	$19,594,547	$6,493,944

Components of cash and cash equivalents are as follows
Cash	$1,081,374	$1,713,465	$1,081,374	$1,713,465
Investment in money market instrument	18,513,173	–	18,513,173	–
Treasury bills, and term deposits	–	4,780,479	–	4,780,479
	$19,594,547	$6,493,944	$19,594,547	$6,493,944

See accompanying notes to the interim consolidated financial statements

CONTINENTAL MINERALS CORPORATION
Notes to Interim Consolidated Financial Statements
For the three and six months ended June 30, 2010
(Unaudited – Expressed in Canadian Dollars)

1.	BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

Continental Minerals Corporation ("Continental" or the "Company") is incorporated under the laws of the province of British Columbia, Canada, and its principal business activity is the acquisition, exploration and development of mineral properties.

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles pursuant to the recommendations of the Canadian Institute of Chartered Accountants ("CICA") standard on Interim Financial Statements. These interim consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned.

These interim consolidated financial statements do not include all the disclosures required for annual financial statements under generally accepted accounting principles. However, these interim consolidated financial statements follow the same accounting policies and methods of application as the Company's most recent audited annual consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the Company's 2009 audited annual consolidated financial statements which are filed on www.sedar.com. Certain comparative information has been reclassified to conform to the presentation adopted in the current period.

All material intercompany balances and transactions have been eliminated.

Operating results for the three-month and six-month period ended June 30, 2010 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2010 or for any other period.

2.	CONTINUING OPERATIONS AND GOING CONCERN

The Company is in the process of developing its Xietongmen Project located in Tibet, in the People's Republic of China (the "PRC"). The underlying value and the recoverability of the amounts shown for mineral property interests, and property and equipment are dependent upon the existence of economically recoverable mineral reserves, receipt of appropriate permits, the ability of the Company to obtain the necessary financing to complete the development of the project, and the future profitable production from, or the proceeds from the disposition of, this project.

These interim consolidated financial statements are prepared on the basis that the Company will continue as a going concern. As at June 30, 2010, the Company had net working capital of approximately $16.4 million (December 31, 2009 – $19.9 million) and continues to incur exploration and development expenditures related to the Xietongmen Project. The Company has not yet produced any revenue and has incurred recurring losses since inception. At June 30, 2010, the Company had approximately $19.6 million (December 31, 2009 – $23.8 million) in cash and cash equivalents.

Management recognizes that the Company will need to generate additional financing in order to meet its planned business objectives and permitting, constructing and operating the Xietongmen Mine. There is no assurance that the Company will be able to raise these additional financial resources. If the Company is unable to obtain adequate additional financing, the Company will be required to curtail operations and exploration and development activities.

CONTINENTAL MINERALS CORPORATION
Notes to Interim Consolidated Financial Statements
For the three and six months ended June 30, 2010
(Unaudited – Expressed in Canadian Dollars)

3.	CHANGES IN ACCOUNTING POLICIES

(a)	Future changes in accounting standards

	(i)	International Financial Reporting Standards ("IFRS")

The AcSB has announced its decision to replace Canadian GAAP with International Financial Reporting Standards ("IFRS") for all Canadian publicly-listed companies. The AcSB announced that the changeover date will commence for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date for the Company to changeover to IFRS will be January 1, 2011. Therefore, the adoption of IFRS will require the restatement for comparative purposes of amounts reported by the Company for the year ending December 31, 2010. The Company is currently in the process of executing an IFRS conversion plan.

	(ii)	Business Combinations, Consolidated Financial Statements and Non-Controlling Interests

The AcSB issued CICA Handbook section 1582, Business Combinations, section 1601, Consolidated Financial Statements, and section 1602, Non-Controlling Interests, which supersede current section 1581, Business Combinations, and section 1600 Consolidated Financial Statements. These new sections replace existing guidance on business combinations and consolidated financial statements to harmonize Canadian accounting for business combinations with IFRS. These Sections must be applied prospectively to business combinations for which the acquisition date is on or after January 1, 2011. Earlier adoption is permitted.

4.	EQUIPMENT

	June 30, 2010
		Accumulated
	Cost	amortization	Net book value
Leasehold Improvements	$117,692	$95,001	$22,691
Computers	230,189	220,057	10,132
Field Equipment	197,548	197,020	528
Furniture	43,639	40,662	2,977
Vehicles	530,562	429,540	101,022
	$1,119,630	$982,280	$137,350

CONTINENTAL MINERALS CORPORATION
Notes to Interim Consolidated Financial Statements
For the three and six months ended June 30, 2010
(Unaudited – Expressed in Canadian Dollars)

	December 31, 2009
		Accumulated
	Cost	amortization	Net book value
Leasehold Improvements	$117,692	$83,361	$34,331
Computers	229,278	206,531	22,747
Field Equipment	197,021	194,789	2,232
Furniture	41,734	36,492	5,242
Vehicles	530,562	377,887	152,675
	$1,116,287	$899,060	$217,227

5.	MINERAL PROPERTY INTEREST

		Year ended
	Six months ended	December 31,
Xietongmen Property	June 30, 2010	2009
Balance, beginning of the period	$112,327,309	$113,162,309
Increase (decrease) in accumulated mining permit costs	1,495,000	(625,000)
Future income tax related to accumulated mining permit costs	500,000	(210,000)
Balance, end of the period	$114,322,309	$112,327,309

The Xietongmen Property is located approximately 240 kilometers west of Lhasa, Tibet. It consists of the 13 square-kilometer Xiongcun exploration license, and the 109 square kilometer Laze exploration license which essentially surrounds the Xiongcun license.

From January 1, 2004 to December 31, 2006, the Company acquired a 100% interest in the Xietongmen copper-gold property ("Xietongmen Property") for cash, common share, and share purchase warrant consideration, in several stages totaling $112.3 million. The purchase was completed by way of an acquisition, on December 15, 2006, of Great China Mining Inc. ("GCMI"), a then-public company, and its subsidiary, Highland Mining Inc. ("Highland"), a British Virgin Islands company which in turn owns Tibet Tian Yuan Minerals Exploration Ltd. ("Tian Yuan"). Tian Yuan is a "wholly foreign-owned enterprise" in China, which owns 100% of the Xietongmen Property.

Following the acquisition of GCMI, a former director of GCMI agreed to provide consulting services to materially assist the Company in securing the necessary mining permits for commercial mining at the Xietongmen Property prior to March 31, 2010 (the "Permits Consulting Agreement"). Upon receipt of all necessary permits, the Company agreed to issue 2,500,000 units consisting of one common share and one warrant, with each warrant exercisable at $1.59 for one year from the date of receipt of the mining permits.

At each reporting date during the life of the Permits Consulting Agreement, the fair value of these units was estimated using a Black Scholes option pricing model. At December 31, 2009, it was determined that it was not probable that the mining permits would be received by March 31, 2010. Consequently, at December 31, 2009, the fair value of these 2,500,000 units, prorated over the expected period of service, was estimated at $nil (2008 – $625,000). Amounts previously charged to mineral property interests and the associated future income tax liability in respect of this Permits Consulting Agreement was reversed at December 31, 2009.

CONTINENTAL MINERALS CORPORATION
Notes to Interim Consolidated Financial Statements
For the three and six months ended June 30, 2010
(Unaudited – Expressed in Canadian Dollars)

In April 2010, the Company and the former director of GCMI entered into a new Permits Consulting Agreement with substantially the same terms as the original Permits Consulting Agreement except (1) the exercise price of the warrants issuable was set at the then-current market price of $2.20, with a one year term from the date if and when they are issued and, (2) the new Permits Consulting Agreement expires on April 30, 2011. The re-pricing of the warrants is subject to securities exchange approval, which had not yet been formally received as of August 12, 2010. Accordingly, the Company estimated the fair value of the 2,500,000 units as at June 30, 2010 and the probability of such event occurring, and charged the amount to relevant accounts.

6.	EXPLORATION AND DEVELOPMENT EXPENSES

	Three months ended June 30		Six months ended June 30
Xietongmen Property, China	2010	2009	2010	2009
Amortization	$40,740	$37,457	$82,486	$81,728
Assays and analysis	4,534	4,917	4,864	7,741
Drilling	12,677	14,035	25,505	40,002
Engineering	531,653	889,394	931,153	2,114,499
Environmental	276,741	242,000	408,853	610,811
Equipment rentals and leases	8,130	13,529	9,228	13,529
Freight	–	14,701	–	14,701
Geological	313,896	189,191	431,827	371,620
Graphics	7,955	8,222	7,955	10,847
Property and finders' fees	8,151	228	8,262	1,384
Site activities	426,453	449,595	798,029	964,280
Socioeconomic	360,808	559,292	680,965	963,011
Transportation	150,414	196,318	314,041	386,784
Incurred during the period	2,142,152	2,618,879	3,703,168	5,580,937
Non-cash stock based compensation (note 7(c))	563,347	189,121	822,296	287,275
	2,705,499	2,808,000	4,525,464	5,868,212
Accumulated exploration expenses, beginning of period	72,045,183	64,543,310	70,225,218	61,483,098
Accumulated exploration expenses, end of period	$74,750,682	$67,351,310	$74,750,682	$67,351,310

7.	SHAREHOLDERS' EQUITY

(a)	Authorized share capital

	•	an unlimited number of common shares without par value; and
	•	an unlimited number of non-voting, redeemable preferred shares without par value.

CONTINENTAL MINERALS CORPORATION
Notes to Interim Consolidated Financial Statements
For the three and six months ended June 30, 2010
(Unaudited – Expressed in Canadian Dollars)

(b)	Issued and outstanding common share capital

	Number of
	common shares	Amount
Balance, December 31, 2009	152,611,727	$198,614,791
Share purchase options exercised	641,700	877,792
Fair value of share options allocated to shares issued on exercise	–	590,835
Balance, June 30, 2010	153,253,427	$200,083,418

(c)	Share purchase option plan

The Company has a share option plan approved by the shareholders that allows it to grant options, subject to regulatory terms and approval, to its officers, directors, employees and consultants.

The continuity schedule of share purchase options, of which 9,464,966 were exercisable at June 30, 2010 (December 31, 2009 – 8,297,833), is as follows:

Share purchase options outstanding		Weighted
	Number of	average
	options	exercise price
Balance, December 31, 2009	12,596,600	$1.42
Granted	525,000	2.21
Exercised	(641,700)	1.37
Expired or cancelled	(66,000)	1.10
Balance, June 30, 2010	12,413,900	$1.46

CONTINENTAL MINERALS CORPORATION
Notes to Interim Consolidated Financial Statements
For the three and six months ended June 30, 2010
(Unaudited – Expressed in Canadian Dollars)

The following table summarizes the Company's stock options outstanding at June 30, 2010:

		Number of	Number of
		options	options
Expiry date	Option price	outstanding	exercisable
September 30, 2010	$1.68	120,000	120,000
February 28, 2011	$1.61	2,600,000	2,600,000
February 28, 2011	$1.68	350,000	350,000
May 2, 2011	$1.32	3,549,500	3,549,500
October 1, 2011	$0.79	110,000	43,333
February 28, 2012	$2.01	1,200,000	1,200,000
July 28, 2012	$1.05	2,384,400	743,800
July 28, 2014	$1.05	975,000	325,000
November 4, 2012	$1.63	100,000	66,667
December 7, 2012	$2.10	500,000	333,333
March 23, 2013	$2.20	400,000	133,333
April 9, 2013	$2.23	125,000	–
Total		12,413,900	9,464,966
Weighted average option price		$1.46	$1.51

Using an option pricing model with the assumptions noted below, the estimated fair value of all options vesting during the three months and six months ended June 30, 2010, and which have been reflected in the consolidated statements of operations, is as follows:

	Three months ended June 30		Six months ended June 30
	2010	2009	2010	2009
Exploration and development
Engineering	$298,163	$74,861	$416,551	$120,661
Environmental, socioeconomic and land	19,829	32,252	55,117	51,889
Geological	245,355	82,008	350,628	114,725
Exploration and development	563,347	189,121	822,296	287,275
Operations and administration	304,643	1,108,713	838,487	1,341,012
Total compensation cost recognized in operations, credited to contributed surplus	$867,990	$1,297,834	$1,660,783	$1,628,287

CONTINENTAL MINERALS CORPORATION
Notes to Interim Consolidated Financial Statements
For the three and six months ended June 30, 2010
(Unaudited – Expressed in Canadian Dollars)

The weighted-average assumptions used to estimate the fair value of options during the respective periods were as follows:

	Three months ended June 30		Six months ended June 30
	2010	2009	2010	2009
Risk free interest rate	2.4%	2.90%	2.4%	2.90%
Expected life	3 years	3 years	3 years	3 years
Expected volatility	70%	65%	70%	65%
Expected dividends	nil	nil	nil	nil

(d)	Contributed surplus

Balance, December 31, 2009	$11,632,553
Changes during the period
Non-cash stock-based compensation	1,660,783
Mining permit cost (note 5)	1,495,000
Share purchase options exercised, credited to share capital	(590,835)
Balance, June 30, 2010	$14,197,501

8.	RELATED PARTY BALANCES AND TRANSACTIONS

	June 30	December 31
Amounts due from related party	2010	2009
Hunter Dickinson Services Inc. (a)	$23,771	$258,132
Qi Deng	–	26,581
	$23,771	$284,713

	June 30	December 31
Amounts due to related parties	2010	2009
Hunter Dickinson Services Inc. (a)	$34,737	$142,820
C.E.C. Engineering Ltd. (b)	126,750	100,000
Jack Yang, Sundecin Enterprises Inc. (c)	20,603	146,558
Dickson Hall & Associates (d)	6,657	138,972
Qi Deng	–	26,581
	$188,747	$554,931

CONTINENTAL MINERALS CORPORATION
Notes to Interim Consolidated Financial Statements
For the three and six months ended June 30, 2010
(Unaudited – Expressed in Canadian Dollars)

	Three months ended June 30		Six months ended June 30
Transactions:	2010	2009	2010	2009
Hunter Dickinson Services Inc. – reimbursement for third party expenses and services rendered (a)	$88,461	$144,198	$183,333	$296,851
Hunter Dickinson Services Inc. – time billings (a)	845,885	898,142	1,439,593	1,613,181
C.E.C. Engineering (b)	75,818	86,297	158,201	181,450
Sundecin Enterprise Inc. (c)	23,537	32,266	55,803	66,742
Dickson Hall & Associates Ltd. (d)	38,991	78,011	108,414	150,287
Dong Ouyang (e)	24,382	26,034	48,259	52,068

(a)

Hunter Dickinson Services Inc. ("HDSI") is a private company with certain directors in common with the Company and provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company and its subsidiaries on a full cost recovery basis per agreement dated June 1, 2008. Advances during 2010 were non-interest bearing and due on demand.

Related party balances receivable or payable, in the normal course, during 2010 and 2009 were non-interest bearing and due on demand, and represent advances against current and future services rendered to, or costs incurred on behalf of, the Company by HDSI.

(b)

During the three and six months ended June 30, 2010, the Company paid $75,818 and $158,201 (three and six months ended June 30, 2009 – $86,297 and $181,450) to C.E.C. Engineering Ltd, a company controlled by a director of the Company, for engineering services.

(c)

During the three and six months ended June 30, 2010, the Company paid $23,537 and $55,803 (three and six months ended June 30, 2009 – $32,266 and $66,742) to Sundecin Enterprises Inc., a company controlled by a director of the Company, for consulting services.

(d)

During the three and six months ended June 30, 2010, the Company paid $38,991 and $108,414 (three and six months ended June 30, 2009 – $78,011 and $150,287) to Dickson Hall & Associates, a company controlled by an officer of the Company, for consulting services.

(e)

During the three and six months ended June 30, 2010, the Company paid $24,382 and $48,259 (three and six months ended June 30, 2009 – $26,034 and $52,068) to Dong Ouyang, a director of Tian Yuan, the Company's main Tibetan subsidiary, for administrative and managerial services.

CONTINENTAL MINERALS CORPORATION
Notes to Interim Consolidated Financial Statements
For the three and six months ended June 30, 2010
(Unaudited – Expressed in Canadian Dollars)

9.	COMMITMENTS AND CONTINGENCIES

In May 2010, the Company renewed its lease agreement for office space in Beijing, with a two- year lease term ending June 30, 2012. The Company is committed to paying base rent and property management fees totaling approximately $110,505 in 2010, $221,009 in 2011 and $110,505 in 2012.

The Company has accrued for payroll-related liabilities relating to its operations at its Xietongmen Project in China. Amounts ultimately settled may be different from the amounts accrued.

10.	SUBSEQUENT EVENTS

Subsequent to June 30, 2010, an aggregate of 109,600 stock options were exercised and 4,200 were cancelled.